(a)(1)(J)

FOR IMMEDIATE RELEASE

EBRO PULEVA ANNOUNCES RESULTS OF ITS
CASH TENDER OFFER FOR RIVIANA FOODS

EBRO PULEVA TO PROVIDE SUBSEQUENT OFFERING PERIOD

Madrid, Spain, August 27, 2004 - Ebro Puleva S.A. (Mercado Continuo: EVA) announced today the results of the offer by its direct and indirect wholly-owned subsidiary, Ebro Puleva Partners G.P., to purchase all of the outstanding shares of common stock of Riviana Foods Inc. (Nasdaq: RVFD) for $25.75 per share in cash. The offer expired at 12:00 midnight, New York City time, on Thursday, August 26, 2004. According to The Bank of New York, the depositary for the offer, as of the expiration of the offer, 13,312,268 shares of Riviana common stock were validly tendered in the offer and not withdrawn and, excluding 420,491 shares tendered by notice of guaranteed delivery, represent approximately 88.7% of all the outstanding shares of common stock of Riviana. Ebro Puleva announced that Ebro Puleva Partners has accepted for purchase all of the Riviana shares validly tendered in the offer. Payment for the validly tendered shares will be made promptly.

Ebro Puleva also announced that it will provide a subsequent offering period, which will commence at 9:00 a.m. New York City time today, and expire at 5:00 p.m. New York City time on Wednesday, September 1, 2004, unless extended. Common stock of Riviana validly tendered during this subsequent offering period will be accepted immediately and paid for promptly as they are accepted. Holders who validly tender during the subsequent offering period will receive the same offer price of US$25.75 net per share, in cash, that is payable to holders who tendered during the original offering period. Pursuant to Rule 14d-7(a) (2) under the Securities Exchange Act of 1934, as amended, no withdrawal rights will apply during the subsequent offering period.

The purpose of the subsequent offering period is to enable holders of common stock of Riviana who did not tender during the original offering period to participate in the offer and to receive the US$25.75 offer price on an expedited basis. Pursuant to the agreement and plan of merger entered into on July 23, 2004 among Ebro Puleva, Ebro Puleva Partners and Riviana, Ebro Puleva will acquire the balance of the shares not tendered during the original offering period and the subsequent offering period through a cash merger of Ebro Puleva Partners (or another direct or indirect wholly-owned subsidiary of Ebro Pulevo) with and into Riviana. In the merger, holders of any remaining outstanding shares of Riviana common stock will receive cash in the amount of US$25.75. Ebro Puleva Partners holds a sufficient percentage of the outstanding shares of common stock of Riviana to enable Ebro Puleva, under applicable law, to approve the merger.

If Ebro Puleva Partners acquires shares that constitute at least 90% of the outstanding shares of common stock of Riviana, Ebro Puleva will be able, under applicable law, to immediately consummate the merger without the need for a meeting of the stockholders of Riviana. Ebro Puleva Partners has formed a wholly-owned subsidiary, Ebro Puleva, Inc., for the purpose of consummating the merger when and if such threshold is met.

Shareholders who wish to accept the offer during the subsequent offering period may do so by properly completing and executing the Letter of Transmittal that accompanied the Offer to Purchase and depositing the same, together with certificates representing their shares, with the Depositary in accordance with the instructions in the Letter of Transmittal and the Offer to Purchase. Shareholders may also accept the offer by following the procedures for book-entry transfer or for guaranteed delivery described in Section 3 of the Offer to Purchase, under “The Offer-Procedures for Accepting the Offer and Tendering Shares.”

Bear, Stearns & Co., Inc. is acting as financial advisor and Dewey Ballantine is acting as legal counsel to Ebro Puleva. Georgeson Shareholder Communications Inc. is acting as information agent for Ebro Puleva’s offer.

About Ebro Puleva S.A.
Ebro Puleva S.A. is the number one group in the Spanish food sector in terms of turnover, profits and market capitalisation. It is leader in the sugar, rice and dairy sectors and has a wide array of leading brands, such as Puleva®, Ram®, Leyma® and El Castillo® in the dairy sector; Azucarera® and Sucran® in the sugar sector; and Brillante®, Nomen®, La Cigala®, La Fallera®, Oryza®, Bosto®, Reis Fit®, Riceland®, Danrice® and Risella® in the rice sector. Visit our website at www.ebropuleva.com

About Riviana Foods
Based in Houston, Texas, Riviana Foods Inc. is one of the largest processors, marketers and distributors of branded and private label rice products in the United States. Principal brands include Mahatma®, Carolina® and Success®. The Company has additional food operations in Central America and Europe. Visit Riviana’s website at www.riviana.com.

Forward Looking Statements:

Statements in this press release that are not historical, are forward-looking statements that are estimates reflecting the best judgement of Ebro Puleva, S.A., based on currently available information. Such forward-looking statements involve actual knowledge and unknown risks, uncertainties, contingencies, and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of Ebro Puleva, S.A. and Riviana Foods Inc., include, but are not limited to the satisfaction of the conditions to closing, general economic factors and capital market conditions, and general industry trends. None of Ebro Puleva, S.A., Ebro Puleva Partners, G.P. or Riviana Foods Inc., undertakes any obligation (and they expressly disclaim any such obligation) to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

Other Information:

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Ebro Puleva S.A. has filed with the United States Securities and Exchange Commission (the “Commission”) a tender offer statement on Schedule TO, as amended, and Riviana has filed with the

Commission a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the tender offer. Riviana stockholders are advised to read Ebro Puleva’s tender offer statement, as amended, and Riviana’s solicitation/recommendation statement, as amended, because they contain important information about Ebro Puleva, Riviana, the tender offer and the merger. Riviana stockholders may obtain free copies of these statements from the Commission’s website at www.sec.gov, or by contacting Georgeson Shareholder Communication Inc., toll-free at (800) 223-2064.

Contacts:

Ebro Puleva S.A.:

Media

Miguel Angel Aguirre
Telephone: +34 91 724 5374
E-mail: comunicacion@ebropuleva.com

Investors

Victor Gonzalez
Telephone: +34 91 724 5441
E-mail: oficinadelaccionista@ebropuleva.com